May 13, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	Arch Coal, Inc. Registration Statement on Form S-4 File No. 333-165934
Dear Mr. Schwall:
     We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 6, 2010 regarding the Registration Statement on Form S-4 filed by Arch Coal, Inc. and the additional registrants named therein on April 7, 2010 (File No. 333-165934) (the “Form S-4”). Set forth below are the Staff’s comments and our responses.
General
COMMENT NO. 1:
     We do not comment on each place that includes disclosure which requires revision. Please carefully review your documents to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.
RESPONSE:
     In accordance with the Staff’s comment, where we have revised our disclosure, we have made corresponding changes wherever applicable.
COMMENT NO. 2:
     At page 5, you reference the staff’s interpretations rendered to unrelated third parties. Advise us whether you are intending to register this exchange offer based on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling,

Mr. H. Roger Schwall
Securities and Exchange Commission
May 13, 2010

SEC No-Action Letter (July 2, 1993). If so, discuss in necessary detail the factual and legal basis for your belief that the transaction would be consistent with the previously enunciated staff positions in that regard. We may have additional comments.
RESPONSE:
     We hereby confirm that we intend to register the exchange offer based on the position that the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter,” and together with the Exxon Capital Letter and the Morgan Stanley Letter, the “Exxon Capital line of letters”).
     The transactions described in the Exxon Capital line of letters are substantially similar to the exchange offer described in the Form S-4. In the transactions described in the Exxon Capital line of letters, debt securities were sold in a private placement to initial private placees, who subsequently resold the securities pursuant to an exemption under the Securities Act. Consistent with those transactions, we sold the original notes in a private placement to the initial purchasers of the original notes, who subsequently resold the original notes pursuant to exemptions under the Securities Act available under Rule 144A and Regulation S. Like the issuer in Exxon Capital, we agreed to register exchange notes that are substantially similar to the original notes purchased by the initial purchasers on a Form S-4. We also have represented that we have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and that, to the best of our information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. These representations, along with the other disclosures required by the Exxon Capital line of letters, are included in the representation letter contained in Exhibit A to this letter or under the headings “Summary of the Exchange Offer — Resales,” “The Exchange Offer — Procedures for Tendering” and “The Exchange Offer — Consequences of Exchanging or Failing to Exchange the Original Notes” of the Form S-4. Further, we will commence the exchange offer when the Form S-4 is declared effective by the Staff, and we will conduct the exchange offer in compliance with the Securities Exchange Act of 1934 and all applicable rules and regulations thereunder.
     Based on the foregoing, we believe that the Staff’s position enunciated in the Exxon Capital line of letters should be equally applicable to the exchange offer described in the Form S-4.
COMMENT NO. 3:
     Similarly, if true, please provide us prior to or at the time of the next amendment with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s

Mr. H. Roger Schwall
Securities and Exchange Commission
May 13, 2010

position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
RESPONSE:
     In response to the Staff’s comment, we have provided the Staff with a supplemental letter as Exhibit A to this letter. The supplemental letter states that we are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Letter, the Morgan Stanley Letter and the Shearman & Sterling Letter and includes the representations contained in the Morgan Stanley Letter and the Shearman & Sterling Letter.
Exhibit 5.1
COMMENT NO. 4:
     We note that the opinion is “limited to the laws of the State of New York, other than its law relating to choice of law, the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware.” Counsel may not limit the legality opinion to only statutory law. Please obtain and file a revised opinion to clarify that the opinion is based on statutory law as well as all applicable provisions of the New York and Delaware Constitutions and reported judicial decisions interpreting these laws.
RESPONSE:
     We have filed as Exhibit 5.1 to the Form S-4 a revised opinion of counsel in which our counsel has clarified that the opinion is based on statutory law as well as all applicable provisions of the New York and Delaware Constitutions and reported judicial decisions interpreting those laws.
COMMENT NO. 5:
     If the new or revised opinion retains a reference to choice of law provisions, ensure that counsel provides an opinion that explains in necessary detail why it would be appropriate to suggest that the laws of New York “are expressed to govern the same.”
RESPONSE:
     In the revised opinion of counsel filed as Exhibit 5.1 to the Form S-4, our counsel has deleted the reference to choice of law provisions.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 13, 2010

COMMENT NO. 6:
     We also note that subsidiary guarantors are incorporated under the laws of Kentucky and West Virginia. Please obtain and file a new or revised opinion that also covers the applicable laws of Kentucky and West Virginia.
RESPONSE:
     We have filed as Exhibit 5.2 an opinion of counsel covering the applicable laws of Kentucky and West Virginia.
Exhibit 99.1
COMMENT NO. 7:
     The recipient of the document filed as exhibit 99.1 need not confirm that it has “read” or “understood” its contents or conclusions. Please revise accordingly.
RESPONSE:
     We have filed as Exhibit 99.1 a revised Letter of Transmittal in which we have removed references to the recipient “reading” or “understanding” its contents or conclusions.
*      *      *
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 314-994-2700 at your earliest convenience.

Sincerely, ARCH COAL, INC.
By:	/s/ John T. Drexler
John T. Drexler
Senior Vice President and Chief Financial Officer

EXHIBIT A

May 13, 2010
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Arch Coal, Inc. Registration Statement on Form S-4 File No. 333-165934
Ladies and Gentleman:
     Arch Coal, Inc., a Delaware corporation (the “Registrant”), the obligor under its 8 3/4% Senior Notes due 2016 (CUSIP Nos. 039380AA8 and U0393CAA3) (the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Registrant represents as follows:
     (a) The Registrant has not entered into any arrangement or understanding with any person to distribute the 8 3/4% Senior Notes due 2016 (CUSIP No. 039380AB6) (the “Exchange Notes”) to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
     (b) In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.
     (c) The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Securities and Exchange Commission
May 13, 2010

     (d) The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such Exchange Notes.
     (e) The Registrant represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.
     (f) The Registrant will include in the transmittal letter (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
(i)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(ii)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely, ARCH COAL, INC.
By:	/s/ John T. Drexler
John T. Drexler
Senior Vice President and Chief Financial Officer